EXHIBIT 99.1

GOLD STANDARD APPOINTS BRUCE MCLEOD AS A DIRECTOR

September 29, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that it has appointed Bruce McLeod as a director of the Company.

Jonathan Awde, a Gold Standard director and its CEO noted that Mr. McLeod strengthens the board’s engineering expertise at a time when the Company is pushing ahead with plans to begin defining the economics of its flagship Pinion-Railroad Gold Project in the Carlin Trend of Nevada. “Bruce has a great deal of experience in all aspects of strategic planning, project development, mine finance, mergers and acquisitions. His extensive knowledge of the engineering issues involved in moving gold projects through the economic assessment process will be particularly valuable. We are very pleased that he has accepted our invitation to join our board.”

Mr. McLeod is a mining engineer with over 30 years of experience in all areas of the mining industry. Most recently he was a director of Kaminak Gold Corp, which was acquired this year by Goldcorp Inc. for $520 million.  Mr. McLeod is currently President and CEO of Sabina Gold & Silver Corp. Prior to that, he served in a senior capacity with a number of successful junior mining ventures including: President and CEO of Mercator Minerals Ltd.; President, CEO and director of Creston Moly Corp.; and founder of both Sherwood Copper Corp. and Stornoway Diamond Corp. He also served on the board of directors of Palmarejo Silver and Gold Corp. (acquired by Coeur D'Alene Mines for $1.2 billion) and Ariane Gold (acquired by Cambior Inc.), and has been involved in numerous projects at various stages of development while with the Northair Group. Mr. McLeod was the co-recipient of AME BC's E.A. Scholz award for excellence in mine development in 2009.

Mr. McLeod commented that he was honoured to join the board of Gold Standard Ventures. “Gold Standard stands out as a unique opportunity in the junior gold mining industry today. It has outstanding assets with a rapidly growing resource in one best mining jurisdiction in the world, with the second largest land position in the Carlin Trend, an excellent technical team and the strong backing of sophisticated investors. I look forward to helping the Company realize its potential value for the benefit of its shareholders.”

The Company also announced today that pursuant to its stock option incentive plan, the Company today has granted certain employees, directors and consultants incentive stock options to purchase 522,500 common shares of the company at today closing price for a period of 5 years.

The stock options are subject to the terms of the Company’s stock option plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com